 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces appointment of new Chief Financial Officer

Toronto, Ontario, March 7, 2011 – Kinross Gold Corporation (TSX: K; NYSE: KGC) today announced the appointment of Paul H. Barry as Executive Vice-President and Chief Financial Officer. He is expected to join Kinross effective March 31, 2011.  Mr. Barry replaces Thomas M. Boehlert, who will be leaving the Company by mutual agreement to pursue other opportunities.  Mr. Boehlert will remain with the Company for an appropriate period to ensure a smooth transition.

“Over the past five years, Thom has played an important role in the transformation of Kinross into one of the world’s fastest growing senior gold producers,” said President and CEO Tye Burt.  “Thom is a first-class professional and the architect of our outstanding finance organization.  He leaves the company in a solid financial position with an excellent team in place.  We are grateful for Thom’s contribution and we wish him well with his future endeavors,” said Mr. Burt.

Paul H. Barry joins Kinross following a distinguished career in the United States.  Since 2009, he has been an independent consultant in Washington, D.C.  From 2007 to 2009, Mr. Barry was Senior Vice-President and Chief Financial Officer of Pepco Holdings, Inc.  From 2002 to 2007, he held several positions at Duke Energy Corporation, including most recently Senior Vice-President and Chief Development Officer.  Previously, he held positions in business development and financial management at Amoco Corporation and General Electric Company.  Mr. Barry holds a Bachelor of Science degree in finance from Northeastern University and a Master of Business Administration degree from Harvard University (full bio attached.)

“I am delighted that Paul will be joining our senior leadership team at Kinross, where I am confident he will make a valuable contribution to the next phase of our company’s growth and development,” said Mr. Burt.  “Paul brings to Kinross a wealth of experience, strong leadership skills and a dynamic approach.   I am very pleased we have been able to attract someone of Paul’s caliber to the company, where he will become part of a world-class organization,” he added.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana and Mauritania, employing approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Paul H. Barry

Paul Barry has over twenty-five years experience as a senior executive in financial, strategic, and operational management for some of the largest industrial and energy companies in the world.  Mr. Barry started his career with General Electric Company and is an alumnus of GE’s highly regarded Financial Management Program and Corporate Audit Staff.  He received a Bachelor of Science degree, magna cum laude, in finance from Northeastern University and an MBA from Harvard Business School. While at GE, Mr. Barry served on the Board of Directors of Trans-Elect, Inc., the first independent U.S. electric transmission company.

Mr. Barry also gained experience at Duke Energy Corporation as Group Executive and President, Duke Energy Americas, the company’s major wholesale energy operations and commercial business. While at Duke Energy, he also served as Senior Vice President, Chief Development Officer, and Vice President, Mergers & Acquisitions, and was responsible for over $50 billion of strategic transactions.

After Duke Energy, Mr. Barry was Chief Financial Officer, Senior Vice President, for Pepco Holdings, Inc., an energy delivery company headquartered in Washington, D.C. and operating in the Mid-Atlantic.

Prior to rejoining GE in 1998, Mr. Barry served in financial executive roles with Westinghouse Electric Corporation and Amoco Corporation.

Most recently, Mr. Barry was an independent consultant, and, among other projects, advised the First Deputy Mayor for the City of Los Angeles on critical strategic and financial initiatives.

p.2 Kinross announces appointment of new Chief Financial Officer	www.kinross.com